UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58952 /November 14, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13203

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In the Matter of   :
                                                         :   ORDER MAKING FINDINGS
EA INDUSTRIES, INC.,   :   AND REVOKING REGISTRATIONS
EBIZ ENTERPRISES, INC., and   :   BY DEFAULT AS TO TWO
EINSTEIN NOAH BAGEL CORP.   :   RESPONDENTS
 (n/k/a ENBC CORP.)   :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 17, 2008, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence
that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii)
by September 19, 2008. Respondents' Answers were due ten days from the date of service. See
17 C.F.R. § 201.220(b); OIP at 3. A telephonic prehearing conference was held on October 20,
2008 with only the Division appearing. Any Respondent who fails to file a timely Answer to the
OIP, appear at a prehearing conference, or otherwise defend the proceeding, may be deemed in
default and have the registration of its registered securities revoked. See 17 C.F.R. §§
201.155(a), .220(f), and .221(f).

       The Division filed a motion for default on November 7, 2008, as to EA Industries, Inc.,
(EA), and Einstein Noah Bagel Corp. (n/k/a ENBC Corp.) (Einstein). At this time, the
proceeding will continue for Ebiz Enterprises, Inc which is engaged in settlement discussions.
Accordingly, I GRANT the Division's motion and find that EA and Einstein are in default for
failing to file an Answer to the OIP, appear at the prehearing conference, or to otherwise defend
the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), and .221(f). Accordingly, as authorized
by Commission Rule of Practice 155(a), the following allegations in the OIP are deemed to be
true.

       EA (CIK No. 313096) is a revoked New Jersey corporation located in West Long Branch,
New Jersey, with a class of equity securities registered with the Commission pursuant to
Exchange Act Section 12(g). EA is delinquent in its periodic filings with the Commission,
having not filed any periodic reports since it filed a Form 10-Q for the period ended June 27,
1998, which reported a net loss of $6,692,000 for the prior six months. As of September 12,
2008, the common stock of EA was quoted on the Pink Sheets, had five market makers, and was
eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Einstein (CIK No. 1007184) is a dissolved Delaware corporation located in Golden, Colorado with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Einstein is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 24, 2001, which reported a net loss of $6,766,000 for the prior sixteen weeks. As of September 12, 2008, the common stock of Einstein was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

These two Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these two Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of EA Industries, Inc., and Einstein Noah Bagel Corp. (n/k/a ENBC Corp.) are revoked.

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Robert G. Mahony
Administrative Law Judge